Exhibit 99.2

Hebron Announces Appointment of Chief Executive Officer

SHANGHAI and WENZHOU, China, September 4, 2020 /PRNewswire/ -- Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced the appointment of Mr. Xiaoyun Huang as Chairman and Chief Executive Officer (“CEO”), effective immediately.

Mr. Huang has over 10 years of experience in the fintech industry. Prior to joining Hebron, Mr. Huang served as President and CEO of Huizhong Business Consulting, where he played an instrumental role in the formation of development plans and as a major driver of growth for the overall business. Previously, he served as Chairman and General Manager of Beijing Hengtai Puhui Information Services and as President and CEO of Hangzhou Rongdu Technology. He has participated many high-profiled projects including CSRC, NEEQ, E-Capital Transfer, Shanghai Clearing House, Beijing Financial Assets Exchange, Hundsun Technologies, etc. Mr. Huang holds a B.S. degree in Computer Science and Technology from Shanghai University of Electric Power.

“I am honored to lead the company as Hebron’s Chairman and Chief Executive Officer,” Mr. Huang said. “I look forward to working closely with our exceptional senior leadership team and our entire board of directors. Together, we plan to take Hebron to the next phase of growth by remaining focused on serving our clients and creating value for our stakeholders.”

About Hebron Technology Co., Ltd.

Hebron Technology Co., Ltd. (NASDAQ: HEBT) provides innovative comprehensive solutions for financial institutions, small and micro businesses, and individuals in China by integrating technology, industry, and finance. Through its subsidiaries, the Company provides fintech services, consulting services, business services, and intermediary services to clients in a variety of industries. Its innovations include an open fintech ecosystem for financial institutions, a credit system, an efficient liquidity system for the agriculture sector, and financial advisory intermediary services. Hebron’s technology-driven model deepens the link between industry and finance, serving and enabling the real economy and capturing opportunities in the new technology era. For more information, please visit http://www.fintaike.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Hebron’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business both in legacy and new segments, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron’s registration statement and in its other filings with the Securities and Exchange Commission. Hebron assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contacts:

Hebron Technology Co., Ltd.

Investor Relations

Shaokang (Ken) Lu

Tel: +86 (21) 2357-0055

Email: lushaokang@cnisun.com

ICR, LLC

Tel: +1 203 682 8233

Email: hebron@icrinc.com